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                                                              EXHIBIT (a)(5)(iv)

To Participants in the CA 401(k) Profit Sharing Plan and Trust:

     Principal Life Insurance Company ("Principal Life") is the Directed Trustee of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (the "Plan").

     Enclosed with this letter is an Offer to Purchase by Credit Acceptance Corporation ("CA") of up to 3,500,000 shares of its common stock, and documents related thereto. This tender offer will affect participants holding units of the CA Stock Fund in the Plan as of the close of business on September 26, 2006, the scheduled expiration date of the tender offer. The details of the tender offer are explained in the enclosed documents.

     THE INFORMATION IN THE ENCLOSED TENDER OFFER DOCUMENTS IS SENT TO YOU FOR YOUR INFORMATION ONLY. NO ACTION ON YOUR PART IS REQUIRED REGARDING THE OFFER TO TENDER SHARES HELD IN THE CA STOCK FUND. Because cash received to your Plan account from any tender of CA common stock by the Plan would be automatically reallocated to CA common stock in accordance with the allocation election you have made, the Plan Administrator have determined not to tender shares held in the CA Stock Fund.

     As a participant in the Plan, you may continue to trade in or out of the CA Stock Fund during the tender offer period, but YOU WILL NOT HAVE THE OPPORTUNITY TO DIRECT SHARES HELD IN THE CA STOCK FUND TO BE TENDERED IN THE OFFER.

                                          PRINCIPAL LIFE INSURANCE COMPANY,
                                          Trustee